Prospectus Supplement No. 1 (to Prospectus dated May 12, 2015)	Filed Pursuant to 424(b)(3) Registration No. 333-203737

12,563,322 Shares

Common Stock

This prospectus supplement updates and should be read in conjunction with the prospectus dated May 12, 2015 (the “Prospectus”) relating to the resale or other disposition, from time to time, by the selling stockholders identified in the Prospectus under the caption “Selling Stockholders,” of up to 12,563,322 shares of our common stock, par value $0.0001 per share, including 6,281,661 shares of our common stock issuable upon exercise of warrants at an exercise price of $5.772 per share. We are not selling any shares of our common stock under the Prospectus and will not receive any proceeds from the sale or other disposition of shares by the selling stockholders. The selling stockholders will bear all commissions and discounts, if any, attributable to the sale or other disposition of the shares. We will bear all costs, expenses and fees in connection with the registration of the shares. To the extent that there is any conflict between the information contained herein and the information contained in the Prospectus, the information contained herein supersedes and replaces such information.

Current Report

This prospectus supplement incorporates into our Prospectus the information contained in our attached current report on Form 8-K that we filed with the Securities and Exchange Commission on May 19, 2015 (the “Form 8-K”). The Form 8-K, as filed, is set forth below.

The information contained in this Prospectus Supplement No. 1 supplements and supersedes, in relevant part, the information contained in the Prospectus, as amended and supplemented to date. This Prospectus Supplement No. 1 is incorporated by reference into, and should be read in conjunction with, the Prospectus, as amended and supplemented to date, and is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, as amended and supplemented to date.

The Prospectus, together with this Prospectus Supplement No. 1, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the securities as set forth in the Prospectus, as amended and supplemented. All references in the Prospectus to “this prospectus” are amended to read “this prospectus (as supplemented and amended to date).”

Our common stock trades on The NASDAQ Global Market under the symbol “NERV.” The last reported sale price of our common stock on May 18, 2015 was $5.06 per share. You are urged to obtain current market quotations for the common stock.

We are an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. Please see “Prospectus Summary—Implications of Being an Emerging Growth Company.

Investing in our common stock is highly speculative and involves a significant degree of risk. See “Risk Factors” beginning on page 3 of the Prospectus and the Risk Factors identified in our Annual Report for the fiscal year ending December 31, 2014 for a discussion of information that should be considered before making a decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 19, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 18, 2015

Minerva Neurosciences, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-36517	26-0784194
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1601 Trapelo Road Suite 284 Waltham, MA	02451
(Address of principal executive offices)	(Zip Code)

(Registrant’s telephone number, including area code): (617) 600-7373

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Appointment and Election of Fouzia Laghrissi-Thode, M.D.

On May 18, 2015, the Board of Directors (the “Board”) of Minerva Neurosciences, Inc. (the “Company”) elected Fouzia Laghrissi-Thode, M.D. (age 52), as a member of the Board, effective immediately. The Board determined that Dr. Laghrissi-Thode is independent. Dr. Laghrissi-Thode will be a Class II director of the Company and is expected to stand for re-election at the annual meeting of the stockholders of the Company to be held in 2016. Dr. Laghrissi-Thode has also been appointed to serve as a member of the Audit Committee of the Board, effective immediately. Simultaneous with Dr. Laghrissi-Thode’s appointment to the Audit Committee of the Board, Francesco de Rubertis, Ph.D. resigned as a member of the Audit Committee of the Board and was appointed as a member of the Nominating and Corporate Governance Committee of the Board, such resignation and appointment each effective immediately.

Dr. Laghrissi-Thode is currently vice president of the cardiovascular and metabolism therapy area at AstraZeneca and has previously held positions of leadership at Roche, Novartis and Sandoz in a broad range of therapeutic areas, including central nervous system, cardiovascular, metabolic disease and genito-urinary health. Dr. Laghrissi-Thode holds an M.D. from the University of Tours School of Medicine in France, is board certified in psychiatry and is adjunct professor of psychiatry at the University of Pittsburgh.

In accordance with the Company’s customary practice, the Company has entered into an indemnification agreement with Dr. Laghrissi-Thode, which requires the Company to indemnify her against certain liabilities that may arise in connection with her status or service as a director. The indemnification agreement also provides for an advancement of expenses incurred by Dr. Laghrissi-Thode in connection with any proceeding relating to her status as a director. The foregoing description is qualified in its entirety by the full text of the form of indemnification agreement, which was filed with the Securities and Exchange Commission (the “SEC”) as Exhibit 10.1 to the Company’s Registration Statement on Form S-1 (Registration No. 333-195169), and which is incorporated herein by reference.

There is no arrangement or understanding between Dr. Laghrissi-Thode and any other person pursuant to which Dr. Laghrissi-Thode was selected as a director. Other than as described above, there are no transactions involving Dr. Laghrissi-Thode requiring disclosure under Item 404(a) of Regulation S-K of the SEC.

On May 18, 2015, the Company issued a press release relating to the appointment described above, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description
99.1	Press Release issued by Minerva Neurosciences, Inc., dated May 18, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MINERVA NEUROSCIENCES, INC.

By:	/s/ Mark Levine
Name:	Mark Levine
Title:	Senior Vice President, General Counsel and Secretary

Date: May 19, 2015

INDEX OF EXHIBITS

Exhibit No.	Description
99.1	Press Release issued by Minerva Neurosciences, Inc., dated May 18, 2015.

Exhibit 99.1

May 18, 2015

Minerva Neurosciences Announces Appointment of Dr. Fouzia Laghrissi-Thode to Its Board of Directors

WALTHAM, Mass., May 18, 2015 — Minerva Neurosciences, Inc. (Nasdaq:NERV) today announced the appointment of Fouzia Laghrissi-Thode, M.D. to its board of directors, effective immediately.

“Dr. Laghrissi-Thode brings extensive experience in global pharmaceutical development to Minerva. Her perspectives and insights spanning commercial and clinical practice will play a vital role in helping us to build an industry-leading company developing innovative therapies to address a range of unmet needs in central nervous system (CNS) diseases,” said Remy Luthringer, Ph.D., president and chief executive officer of Minerva.

“Dr. Laghrissi-Thode’s outstanding record of proven success at leading companies in the pharmaceutical industry has been marked by her ability to advance many strategic and innovative opportunities to bridge science with unmet patient needs and commercial objectives,” said Marc D. Beer, chairman of the board of Minerva.

Dr. Laghrissi-Thode has nearly 20 years of experience in the pharmaceutical industry, and has held positions of leadership at AstraZeneca, Roche, Novartis and Sandoz in a broad range of therapeutic areas, including central nervous system, cardiovascular, metabolic disease and genito-urinary health. She is currently vice president of the cardiovascular and metabolism therapy area at AstraZeneca. Her business development and licensing accomplishments include demonstrated successes in global product strategy, franchise development and expansion, collaborations, corporate partnerships and joint ventures. Dr. Laghrissi-Thode holds an M.D. from the University of Tours School of Medicine in France, is board certified in psychiatry and is adjunct professor of psychiatry at the University of Pittsburgh.

About Minerva Neurosciences

Minerva Neurosciences, Inc. is a clinical-stage biopharmaceutical company focused on the development and commercialization of a portfolio of product candidates to treat CNS diseases. Minerva is developing proprietary compounds, including its lead program MIN-101 in development for the treatment of schizophrenia, MIN-202 in development for primary and comorbid insomnia, MIN-117 in development for the treatment of major depressive disorder and MIN-301 in development for the treatment of Parkinson’s disease. Minerva’s common stock is listed on the NASDAQ Global Market where it trades under the symbol “NERV”. For more information, please visit: www.minervaneurosciences.com/.

Forward-Looking Safe-Harbor Statement

This press release contains forward-looking statements which are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts, reflect management’s expectations as of the date of this press release, and involve certain risks and uncertainties. Forward-looking statements include statements herein with respect to the benefits of and our ability to leverage the proceeds of the private placement and management’s ability to successfully achieve its goals. These forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors including, without limitation, whether any of our other therapeutic products will advance further in the clinical trials process and whether and when, if at all, they will receive final approval from the U.S. Food and Drug Administration or equivalent foreign regulatory agencies and for which indications; whether any of our therapeutic products will be successfully marketed if approved; whether any of our therapeutic product discovery and development efforts will be successful; our ability to achieve the results contemplated by our co-development agreements; management’s ability to successfully achieve its goals; our ability to raise additional capital to fund our operations on terms acceptable to us; and general economic conditions. These and other potential risks and uncertainties that could cause actual results to differ from the results predicted are more fully detailed under the caption “Risk Factors” in our filings with the Securities and Exchange Commission, or SEC, including our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, as filed with the SEC on May 7, 2015. Copies of reports filed with the SEC are posted on our website at www.minervaneurosciences.com. The forward-looking statements in this press release are based on information available to us as of the date hereof, and we disclaim any obligation to update any forward-looking statements, except as required by law.

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Media contact:

Bill Berr

Berry & Company Public Relations

212-253-8881

bberry@berrypr.com

Investor contact:

Stephanie Ascher

Stern Investor Relations

212-362-1200

stephanie@sternir.com